Filed Pursuant To Rule 433
Dated August 8, 2007
Registration Statement No. 333-143831
WISCONSIN POWER AND LIGHT COMPANY
Final Term Sheet
Dated August 8, 2007

Issuer:	Wisconsin Power and Light Company

Size:	$300,000,000

Security Type:	Debenture

Maturity Date:	August 15, 2037

Coupon:	6.375%

Price to Public	99.431%

Yield to Maturity:	6.418%

Benchmark Treasury:	4.50% due February 15, 2036

Benchmark Treasury Yield:	5.043%

Spread to Benchmark Treasury:	137.5 bps

Optional Redemption — Reinvestment Rate:	25 bps

Trade Date:	August 8, 2007

Settlement Date:	August 15, 2007 (T+5)

CUSIP:	976826 BE6

Underwriters:	Joint Book-Running Managers
Banc of America Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers
Citigroup Global Markets Inc.
KeyBanc Capital Markets Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents from Banc of America Securities LLC by calling 1-800-294-1322 or emailing dg.prospectus_distribution@bofasecurities.com or from Merrill Lynch & Co. by calling 1-866-500-5408.